UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 001-40613

DigiAsia Corp.

(Translation of registrant’s name into English)

One Raffles Place #28-02

Singapore 048616

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Notice of Change of Auditor

On May 28, 2025, DigiAsia Corp., formerly known as StoneBridge Acquisition Corporation, (the “Company”), upon the approval of the Board of Directors of the Company (the “Board”) and the audit committee of the Board, appointed EC Barrett, LLC (“ECB”) as its independent registered public accounting firm. BDO India LLP (“BDO”), the former independent registered public accounting firm of the Company, was dismissed effective as of August 8, 2025. The appointment of ECB and the dismissal of BDO were made after a careful consideration and evaluation process by the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. There were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements that, if not resolved to BDO’s satisfaction, from the time of BDO’s engagement up to the date of termination, would have caused BDO to refer to in connection with its opinion to the subject matter of the disagreement. Other than the identified material weakness in our internal control over financial reporting as defined in Item 9A of Form 10-K which was carried over with in the fiscal year. There were no other reportable events within the fiscal year of the Company ended December 31, 2023, and subsequently up to the date of termination.

The audit report of BDO on the financial statements of StoneBridge Acquisition Corporation, as of and for the year ended December 31, 2023 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles except that it included an explanatory paragraph regarding the entity's ability to continue as a going concern. BDO also was previously the auditor of DigiAsia Bios Pte Ltd, a subsidiary of the Company since the completion of the business combination on April 2, 2024. BDO resigned as auditors of DigiAsia Bios Pte Ltd on June 24, 2025. BDO’s report for the years ended December 31, 2023 and 2022 (the last report issued dated June 12, 2025) did not contain a disclaimer or adverse opinion and was not qualified or modified except that it included an explanatory paragraph regarding the entity's ability to continue as a going concern.

The Company provided BDO with a copy of the above disclosure and requested that BDO furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of BDO’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of ECB, neither the Company, nor someone on behalf of the Company, has consulted ECB regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report was provided to the Company or oral advice was provided that ECB concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing, or financial reporting issue; or (b) any matter that was the subject of a disagreement as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16F of Form 20-F, or any reportable events as described in Item 16F(a)(1)(v) of Form 20-F.

Financial Statements and Exhibits

Exhibits No.	Description
16.1	Letter of BDO India LLP, dated August 21, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DigiAsia Corp. (Registrant)

Date: August 21, 2025	By:	/s/ Prashant Gokarn
	Name:	Prashant Gokarn
	Title:	Co-Chief Executive Officer